February 24, 2006

By Facsimile (313) 568-6893 and U.S. Mail

Mark A. Metz Esq.
Dykema Gossett PLLC
400 Renaissance Center
Detroit, Michigan 48243

Re:	Credit Acceptance Corporation, Inc.
	Schedule TO-C, filed February 10, 2006
	Schedule TO-I, filed February 10, 2006
      Schedule TO-I/A, filed February 16, 2006
	File No. 005-45225

Dear Mr. Metz:

      We have the following comments on the above referenced filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We may have additional comments after reviewing your responses to our comments. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We note that the Company began a repurchase program on August
5, 1999 and has since repurchased more than 11 million shares of its common stock, or approximately 24.4% of the shares that were outstanding at the beginning of the repurchase program. We further note that the percentage of the Company`s stock held by officers and directors has increased over the period in which the repurchases took place, and that following the tender offer for approximately an additional 13.5% of CA`s outstanding stock, officers and directors as a group may hold in excess of 75% of the Company`s common stock. Tell us what consideration you have given to the applicability of Rule 13e-3 to (i) the prior repurchase transactions and (ii) the instant tender offer. See Exchange Act Release No. 17719 (April 13, 1981), Question 4.

2. To the extent the tender offer is viewed as a step in a going private transaction, it appears that Mr. Smith and Mr. Vassalluzo are obligated to file disclosure on Schedule 13D disclosing their beneficial ownership of more than 5% of the Company`s stock, and to amend the Schedule to report material increases or decreases in their holdings. In this regard,

* Mr. Smith and Mr. Vassalluzo have filed the relevant disclosure on Schedule 13G, which does appear to be the appropriate form, and Mr. Smith`s most recent filing on February 14, 2006 appears to accurately reflect his current holdings. Please advise us as to why Messrs. Smith and Vassalluzo are still eligible to file on
Schedule 13G, or refile on the appropriate form.

* Mr. Foss and the Foss Trust filed on Schedule 13G, but the last amendment appears to have been filed April 18, 2003, and it does not accurately reflect Mr. Foss`s or the Trust`s current holdings. Please refile on the appropriate form, and make the required filings for all transactions in the stock of the company.

3. Tell us, with a view towards disclosure, the reasons that the Company was delisted from Nasdaq. In this regard, explain what impact the tender offer may have on the Company`s efforts to regain its listing.

Company Website

4. We note the page which appears at the start of the investor relations page of your website, at http://www.ir.creditacceptance.com. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Sec. 21E(b)(2)(C) of the Securities Exchange Act of 1934. Some of the information that appears on your website following the page cited above pertains to the pending tender offer. Further, you may not use the PSLRA page as a "gatekeeper" to prevent security holders from viewing the information in that section of your website. Please remove the page from your site.

Offer to Purchase

5. We note that Credit Acceptance Corporation`s common stock has recently traded at a premium to the base price offered in this modified Dutch auction tender offer. Revise the filing to highlight this fact to security holders. Also highlight the risk that security holders who tender into this offer may receive less than they would have received in an open market sale.

6. Refer to the second paragraph on page iv. It is not clear to us why the price determined by Credit Acceptance in accordance with The terms of the offer should be synonymous with the minimum price. The price determined in accordance with the terms of the offer would be the lowest price at which the Company is able to purchase all 5,000,000 of the shares subject to the offer, which may or may not be the minimum price. Revise your disclosure to correctly state the effect of checking the box, and expand the disclosure to explain that this feature may have the effect of decreasing the price at which any shares will be purchased. Make similar changes to
Section 3, "Procedures for Tendering Shares" on page 12, and
Section 5, "Purchase of Shares and Payment of Purchase Price," on page 17.

7. We note that approximately 25% of the shares that you expect to purchase in the offer are held by officers and directors. If you are aware of other persons who will tender, please include this information and the reasons for their intended action in your disclosure.


Summary Term Sheet, page 1

Once I have tendered shares in the tender offer, can I withdraw my tender? page 4

8. We note the disclosure that shareholders may withdraw their shares if you have not accepted shares pursuant to the offer before April 10, 2006. It appears that April 7, 2006 is the fortieth business day following the commencement of the offer, as contemplated by Rule 13e-4(f)(2)(ii). Please revise.

When will CA pay for the shares I tender?  page 5

9. Please explain why you believe that five business days constitutes "prompt payment" within the meaning of Rule 13e-4(f)(5) and Rule 14e-1(c). See Section II. D. of Exchange Act Release 43069, effective July 31, 2000.

Forward Looking Statements, page 7

10. We note your disclosure that you do not undertake, and expressly disclaim any obligation to update or alter your forward looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. This disclosure is inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Purpose of the Tender Offer; Certain Effects of the Tender Offer;
Plans and Proposals, page 10

11. Revise the disclosure of the previous share repurchases to include the per share price paid in each transaction.

Special Procedures for Holders of Option Shares, page 16

12. Tell us, with a view towards disclosure, whether the conditional exercise of an option is contemplated by the agreement governing the option grant, and whether there are any other circumstances in which a conditional exercise would be permitted.

Withdrawal Rights, page 17

13. It is not clear how the last paragraph in this section
complies with Rule 13e-4(f)(5).   It appears to state that the
depositary may hold the shares indefinitely in the event that CA
"is delayed in its purchase of shares or is unable to purchase shares under the tender offer for any reason..." Please revise or advise.

Conditions of the Tender Offer, page 19

14. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the following:

* Condition (1), which conditions the offer on whether any "action" has been "threatened" by any person that "challenges ...or relates in any manner to the tender offer;" and

* Condition (3), which conditions the offer on there having been no "disruption" in the capital markets that might affect the extension of credit by banks or lending institutions .

Available Information, page 24

15. Please revise to include the current address of the Securities and Exchange Commission: 100 F Street NE, Washington DC 20549.

Letter of Transmittal

16. We note the requirement in subparagraph (d) that the signatory covenant to CA that s/he "has read ....the terms of the tender offer." Since CA is asking security holders to certify that they have "read" the terms of the offer, CA`s request may be interpreted as a waiver of CA liability. Please revise to delete the requirement that security holders certify that they have "read" the offer.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      As appropriate, please amend your documents in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, you are reminded that depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203.

         					Very truly yours,


          					Julia E. Griffith
						Special Counsel
						Office of Mergers and Acquisitions